EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges. Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits. Currently, the Company has no shares of preferred stock outstanding and has not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Three Months Ended
	March 31, 2018		March 31, 2017
Ratio of Earnings to Fixed Charges (Including Deposits)
Earnings:
Income before income taxes	$19,332		$18,046
Add: Fixed charges, net	17,615		14,368
Income before income taxes and fixed charges, net	$36,947		$32,414
Fixed charges
Interest expense	$17,018		$13,968
One-third of rental expense	597		400
Interest on unrecognized tax benefits	0		0
Total fixed charges	$17,615		$14,368
Ratio of Earnings to Fixed Charges	2.10	x	2.26	x

Ratio of Earnings to Fixed Charges (Excluding Deposits)
Earnings:
Income before income taxes	$19,332		$18,046
Add: Fixed charges, net	6,864		4,861
Income before income taxes and fixed charges, net	$26,196		$22,907
Fixed charges
Interest expense (excluding deposits)	6,267		4,461
One-third of rental expense	597		400
Interest on unrecognized tax benefits	-		-
Total fixed charges	$6,864		$4,861
Ratio of Earnings to Fixed Charges	3.82	x	4.71	x